March 25, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric Envall Susan Block Division of Corporation Finance Office of Finance

Altimar Acquisition Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed February 25, 2021

File No. 333-251866

Ladies and Gentlemen:

On behalf of our client, Altimar Acquisition Corporation, a Cayman Islands exempted company (the “Registrant” or “Altimar”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 17, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, has filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions (“Amendment No. 2”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Form S-4 filed February 25, 2021

Q: Did The Altimar Board Obtain A Third-Party Valuation Or Fairness Opinion..., page 19

1.

We note your response to comment 38. We also note your disclosure in your Form S-1 (File No. 333-249368) that, “[i]n the event we seek to complete our initial business combination with a company that is affiliated with our sponsor, officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or an independent accounting firm that our initial business combination is fair to our company from a financial point of view.”

Considering the discussions in your related party section and the disclosures in your initial public offering, please provide us with your legal analysis as to how you determined that an opinion from an independent investment banking firm or an independent accounting firm is not required in connection with this business combination.

Securities and Exchange Commission

March 25, 2021

Response to Comment 1

In response to the Staff’s comment, the Registrant advises the Staff that the analysis as to whether or not to obtain a fairness opinion in connection with this business combination took into account several factors, including, among others, the following: First, as disclosed in Altimar’s registration statement, an undertaking to obtain a fairness opinion was made only in connection with a business combination involving “a company affiliated with our sponsor, officers or directors.” Cognizant of the passive minority investments by Dyal Fund IV in entities affiliated with our sponsor as described in the related party section of the S-4, Altimar’s board of directors, with the assistance of counsel, reviewed the contractual arrangements between Dyal Fund IV and those entities affiliated with our sponsor to determine whether Dyal Fund IV is an affiliate of our sponsor. The conclusion of this review was that Dyal Fund IV is not an affiliate of our sponsor because Dyal Fund IV holds a minority interest of less than 20% in each such entity, does not have contractual rights that indicate any indicia of control over any such entity and does not have representation (or a contractual right thereto) on any decision making committee or board of any such entity and does not otherwise exercise control over any such entity. This conclusion was consistent with commonly accepted definitions of control as articulated under applicable law, including the Securities Act and the rules promulgated thereunder. Second, the business combination was negotiated on an arm’s length basis among the parties. Third, there is no requirement to obtain a fairness opinion under Cayman corporate law which governs Altimar and the duties of its directors, and a fairness opinion is not obtained in the vast majority of business combination transactions between other SPACs and non-affiliated companies.

Note 3 Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 213

2.

Please revise adjustment (e) to discuss how you determined the value of equity consideration for acquired stock and if this measurement represented fair value or refer to the section of the filing that provides this information.

Response to Comment 2

In response to the Staff’s comment, the Registrant has revised its disclosure on page 217 of Amendment No. 2.

Owl Rock Non-GAAP Financial Measures, page 276

3.

You disclose that FRE and DE adjusts for performance income and performance related compensation. However, the reconciliation on page 288 does not appear to have any adjustments related to these items. Please advise or revise to clarify your disclosure of FRE and DE to more clearly explain your adjustments and why they are appropriate.

Response to Comment 3

In response to the Staff’s comment, the Registrant has revised its disclosure on page 280 of Amendment No. 2 to clarify that these items are not applicable to Owl Rock.

Owl Rock Operating Metrics—Assets Under Management, page 277

4.

Please refer to comment 29. In your AUM and FPAUM roll forwards, we note you present changes on a net basis. Please revise each relevant roll forward line item to provide additional detail of the change on a gross basis to the extent material with specific attention to the “Net change to assets” line item.

Response to Comment 4

In response to the Staff’s comment, the Registrant advises the Staff that it believes the net presentation of the line items in the AUM and FPAUM rollforwards is useful for investors and appropriate given the substantial majority of each of its AUM and FPAUM is comprised of permanent capital vehicles which do not include material redemption features. In addition, 100% of its AUM and FPAUM is concentrated in products with a remaining life in excess of five years, and is not subject to material fluctuation as a result of market forces. As noted under “Available Capital and AUM Not Yet Paying Fees” on pages 283-284 of Amendment No. 2 a number of factors, such as the addition of new funds, may cause fluctuations within AUM and FPAUM. In future periods, to the extent it experiences material redemptions, realizations or other gross reductions in AUM and/or FPAUM, the Registrant undertakes to present those reductions on a gross basis in its rollforwards.

Securities and Exchange Commission

March 25, 2021

Dyal Operating Metrics—Assets Under Management, page 305

5.	Please refer to comment 35. Please revise your AUM roll forward to present the change in total commitments on a gross basis if materially different than your current net basis presentation.

Response to Comment 5

In response to the Staff’s comment, the Registrant advises the Staff that it believes the net presentation of the line items in the AUM rollforward is useful for investors and appropriate given that all of Dyal’s AUM, which is defined as total commitments, is comprised of permanent capital vehicles whose interests have not been subject to redemption and are not redeemable for an extended period. As noted under “Assets Under Management” on page 309 of Amendment No. 2, a number of factors, such as the addition of new funds, may cause fluctuations within AUM. In future periods, to the extent Dyal experiences material redemptions, realizations or other gross reductions in AUM, the Registrant undertakes to present those reductions on a gross basis in its rollforward.

6.

Please refer to comment 35. Please revise your fee paying AUM roll forward to present the change in fee paying investor capital base on a gross basis if materially different to your current net basis presentation.

Response to Comment 6

In response to the Staff’s comment, the Registrant advises the Staff that it believes the net presentation of the line items in the fee paying AUM rollforward is useful for investors and appropriate given that all of Dyal’s fee paying AUM is comprised of permanent capital vehicles whose interests have not been subject to redemption and are not redeemable for an extended period, and is not subject to material fluctuation as a result of market forces. As noted under “Fee Paying Assets Under Management” on pages 309-310 of Amendment No. 2, a number of factors, such as the addition of new funds, may cause fluctuations within fee paying AUM. In future periods, to the extent Dyal experiences material redemptions, realizations or other gross reductions in fee paying AUM, the Registrant undertakes to present those reductions on a gross basis in its rollforward.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309 or David A. Curtiss at (212) 373-3146.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo

cc:	Securities and Exchange Commission
Michael Volley
Amit Pande

Altimar Acquisition Corporation
Tom Wasserman
Wendy Lai

Paul, Weiss, Rifkind, Wharton & Garrison LLP
David A. Curtiss
Elizabeth C. Ferrie
Keerthika Subramanian